FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 26, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........    No......X......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Second Quarter ended May 28, 2005 dated July 26, 2005	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE SECOND QUARTER

ENDED 28 MAY 2005

TM Group Holdings PLC today announced results for the second quarter ended 28 May 2005.

Financial highlights (UK GAAP):

	13 weeks ended		26 weeks ended
	28.05.05	29.05.04	28.05.05	29.05.04
	£ millions
Turnover	172.5	158.3	343.5	315.9

Operating Profit
- before exceptional items	4.7	4.6	9.2	9.0

PBIT	5.5	7.1	10.4	12.4
- continuing activities	5.5	5.4	10.4	10.7

EBITDA	8.2	9.8	16.0	17.8
- continuing activities	8.2	8.1	16.0	16.1

Turnover at £172.5m for the quarter was £14.2m higher than prior year, including £21.2m from the acquired Dillons stores. Same store takings before lottery were lower than prior year in the quarter.

Operating profit before exceptional items of £4.7m was ahead of the same quarter last year.

Last year included an exceptional £1.7m credit arising from a VAT settlement in relation to Mayfair Services (disposed of in December 2000).

PBIT on continuing activities at £5.5m was £0.1m higher in the quarter.

EBITDA from continuing activities of £8.2m was £0.1m higher than prior year.

Commentary

Turnover at £172.5m for the 13 weeks to 28 May 2005 was £14.2m higher than prior year, including £21.2 m for the acquired Dillons stores.

Operating profit for the quarter, before exceptional items was £0.1m higher than prior year at £4.7m.

Same store takings before lottery were 2.1% lower than last year. The weighted average store base for the quarter was 11.3% higher than last year due to the impact of Dillons.

The same store sales performance was influenced by lower sales of phone top-up products and news. Tobacco sales were slightly ahead of prior year. Easter performance was reasonable overall in view of the shorter season this year.

Percentage trading margins were in line with prior year. Branch costs were higher due to the increased store base and the impact on wage costs of the October 2004 rise in the National Minimum Wage. Overheads were lower in the quarter as a result of the restructuring exercise implemented in the fourth quarter of 2004.

Exceptional costs of £0.2m comprised further restructuring costs.

The number of trading stores at the end of the quarter was 1,315 after a net reduction of 3 during the quarter. Of the closing base, 308 were classified Convenience stores, 119 Variety stores and 888 Newsagents.

Net interest payable at £3.7m for the quarter was £0.7m higher than prior year. Last year included a credit of £0.5m being interest received in relation to the VAT settlement.

Sterling weakened to £1 = $1.8230 at the quarter end, giving an unrealised exchange loss for the quarter of £3.9m, net of the revaluation of the Company’s currency hedges. The year to date position is a loss of £2.9m.

Cash inflow from operating activities in the quarter was £4.6m compared to an inflow of £10.7m in the same quarter last year. The year to date cash inflow is £2.1m compared to an outflow of £1.4m last year.

At the quarter end cash at bank and in hand was £5.2m.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		26 weeks ended
	28.05.05	29.05.04	28.05.05	29.05.04
	(£ thousands)
Sales:	172,547	158,320	343,494	315,948

Operating costs	(167,848)	(153,717)	(334,303)	(306,910)
Exceptional	(164)	—	(663)	—

	(168,012)	(153,717)	(334,966)	(306,910)

Operating profit	4,699	4,603	9,191	9,038
Exceptional	(164)	—	(663)	—

	4,535	4,603	8,528	9,038

VAT recovery on discontinued business	—	1,697	—	1,697
Profit on asset disposals	932	822	1,915	1,677

Profit/(loss) before interest and taxation	5,467	7,122	10,443	12,412

Net interest payable	(3,713)	(3,077)	(7,654)	(7,312)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(3,857)	(1,688)	(2,936)	5,029

Net interest payable and similar charges	(7,570)	(4,765)	(10,590)	(2,283)

(Loss)/Profit before taxation	(2,103)	2,357	(147)	10,129
Taxation	464	(917)	(341)	(3,456)

(Loss)/Profit after taxation	(1,639)	1,440	(488)	6,673

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	28.05.05	27.11.04
	(£ thousands)
Fixed assets
Tangible fixed assets	44,484	45,747
Intangible fixed assets	16,281	15,777

	60,765	61,524

Current assets
Inventories	36,144	38,880
Debtors	31,520	31,868
Other current asset	50	—
Cash at bank and in hand	5,222	15,237

	72,936	85,985

Creditors: amounts falling due within one year
Short-term loan	(1,148)	—
Trade creditors	(50,033)	(57,746)
Other liabilities	(19,448)	(26,521)

	(70,629)	(84,267)

Net current assets	2,307	1,718

Total assets less current liabilities	63,072	63,242

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(131,663)	(128,949)
Other	(636)	(3,100)

	(132,299)	(132,049)

Provisions for liabilities and charges	(4,120)	(4,052)

Net liabilities	(73,347)	(72,859)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(34,194)	(33,706)
Other reserve	(59,892)	(59,892)

	(73,347)	(72,859)

The dollar liability under the Senior Notes has been translated at $1.8230 being a representative US dollar/UK sterling exchange rate on 28 May 2005.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		26 weeks ended
	28.05.05	29.05.04	28.05.05	29.05.04
	(£ thousands)
Net cash inflow/(outflow) from operating activities	4,584	10,676	2,056	(1,383)

Returns on investments and servicing of finance
Net interest paid	(7,467)	(7,645)	(7,434)	(7,653)

Tax paid	(651)	(190)	(1,571)	(870)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets	(1,586)	(2,318)	(4,514)	(4,736)
Receipts from sale of tangible fixed assets	2,403	1,203	4,053	2,810

	817	(1,115)	(461)	(1,926)

Acquisitions and disposals
Purchase of businesses	(2,369)	(450)	(4,503)	(952)
Sale of businesses	—	—	1,250	1,250

	(2,369)	(450)	(3,253)	298

Management of liquid resources
Decrease in short-term deposits	3,673	2,036	6,092	6,920

Net cash (outflow)/inflow before financing	(1,413)	3,312	(4,571)	(4,614)

Financing

Movement in short-term debt	1,148	—	1,148	—
Purchase of hedging instrument	—	(500)	(500)	(500)

	1,148	(500)	648	(500)

(Decrease)/increase in cash (excluding short-term deposits)	(265)	2,812	(3,923)	(5,114)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		26 weeks ended
	28.05.05	29.05.04	28.05.05	29.05.04
	(£ thousands)
Operating profit	4,535	4,603	8,528	9,038
VAT recovery on discontinued business	—	1,697	—	1,697
Depreciation and amortisation charges	2,765	2,701	5,577	5,367
Movement in provisions	(322)	(39)	(448)	(154)
Decrease in inventories	505	586	2,852	1,408
Decrease/(increase) in debtors	1,392	(55)	(665)	2,046
(Decrease)/increase in creditors	(4,291)	1,183	(13,788)	(20,785)

Net cash inflow/(outflow) from operating activities	4,584	10,676	2,056	(1,383)

Contact:	Jonathan Miller
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ JONATHAN MILLER
Jonathan Miller
Finance Director